EARLY WARNING REPORT

Made Pursuant To
Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and
National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues

RELATING TO THE ACQUISITION OF SECURITIES IN THE CAPITAL OF
NEXT GEN METALS INC.

The undersigned hereby certifies:

1.	Name and address of the offeror:

Pacific North West Capital Corp. 2303 West 41st Avenue Vancouver, BC V6M 2A3

2.	The designation and number or principal amount of securities and the offeror’s security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this Report, and whether it was ownership or control that was acquired in those circumstances:

On September 26, 2011, the offeror acquired ownership of 4,550,000 common shares in the capital of Next Gen Metals Inc. (the “Issuer”) and 4,000,000 warrants entitling the purchase of 4,000,000 common shares in the capital of the Issuer. The 4,550,000 common shares acquired by the offeror represent approximately 17.5% of the Issuer’s issued common shares.

3.	The designation and number or principal amount of securities and the offeror’s security holding percentage in the class of securities immediately after the transaction or occurrence:

Following the acquisition referred to in Item 2 above, the offeror owns, directly and indirectly 5,766,667 common shares in the capital of the Issuer representing approximately 22.13% of the Issuer’s issued common shares, and owns, directly and indirectly, warrants entitling the purchase of an aggregate 4,000,000 common shares of the Issuer, or, assuming exercise of these warrants by the offeror, it would own, directly and indirectly, a total of 9,766,667 common shares or approximately 37.5% of the Issuer’s issued and outstanding common shares on a post-conversion beneficial ownership basis.

4.	Value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction of occurrence:

The securities were acquired at a deemed value of $0.145.

5.	Name of the market in which the transaction or occurrence took place:

Not applicable – see item 9

6.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

In effecting the transaction giving rise to the obligation to file this Report, securities were acquired for investment purposes by the offeror and these security holdings will be evaluated by the offeror and the investment increased or decreased from time to time at the discretion of the offeror.

7.	The general nature and the material term of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

8.	The names of any joint actors in connection with the disclosure required herein:

Not applicable.

9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The securities were issued from treasury of the Issuer and acquired by the offeror in consideration for an optioned interest in the Destiny Gold Property.

10.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62 -103 in respect of the reporting issuer’s securities:

Not applicable.

11.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

Section 2.13 of National Instrument 45-106 – Prospectus and Registration Exemptions was relied on, as the distribution to the offeror meets the conditions thereof.

Dated: September 26, 2011

PACIFIC NORTH WEST CAPITAL CORP.

per:

____________________________________________
Authorized Signatory